UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: December 31, 2025

Compound Real Estate Bonds II, Inc.

(Exact name of registrant as specified in its charter)

Delaware	39-3048580
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1185 Avenue of the Americas, 3rd floor

New York, NY 10036

(Mailing Address of principal executive offices)

1-800-560-5215

Issuer’s telephone number, including area code

i

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

In this report, the term “Compound”, “we”, “us”, “our” or “the Company” refers to Compound Real Estate Bonds II, Inc.

We make statements in this Semi-Annual Report on Form 1-SA (“Semi-Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “expect,” “potential,” “projected,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	our ability to effectively deploy the proceeds raised in our initial and any subsequent offerings (the “Offering(s)”);

●	changes in economic conditions generally and the real estate and securities markets specifically;

●	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

●	increased interest rates and operating costs;

●	our failure to obtain necessary outside financing;

●	difficulties in identifying properties to invest in and consummating real estate acquisitions, developments, joint ventures and dispositions;

●	our failure to successfully operate acquired properties and operations;

●	climate change and natural disasters that could adversely affect our properties and our business;

●	exposure to liability relating to environmental and health and safety matters;

●	changes in real estate and zoning laws and increases in real property tax rates;

●	failure of acquisitions to yield anticipated results;

●	our level of debt and the terms and limitations imposed on us by our debt agreements;

●	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

●	legislative or regulatory changes impacting our business or our assets and Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);

●	changes in business conditions and the market value of our assets, including changes in interest rates, tenant defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

●	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by affiliates of our Manager;

●	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

●	defaults on or non-renewal of leases by tenants;

●	decreased rental rates or increased vacancy rates;

●	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

●	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended, and other laws; and

●	changes to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

[Remainder of page intentionally left blank]

Item 1. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Compound Real Estate Bonds II, Inc. was incorporated under the laws of the State of Florida on June 18, 2025. We are a wholly-owned subsidiary of Compound Real Estate Holdings, Inc. (“CH”), which was incorporated under the laws of the State of Florida on September 28, 2021. CH owns all of our common stock, oversees and directs the management of the Company, and will be entitled to receive all Company profits after payment currently due Bond payments.

Our business plan is to purchase or otherwise acquire mortgages and other liens on and interests in real estate. Our investments will be primarily secured by properties located in high-growth metropolitan areas across the United States and Canada, with particular focus on the Sunbelt region, Southern California, and the Greater Toronto Area. These assets may include multi-family housing, single-family rental portfolios, industrial buildings, and select office properties. The Company’s fiscal year end is June 30th.

Results of Operations

From July 1, 2025 through December 31, 2025, we earned revenues of $807, consisting of our returns from Real Estate Investments. However, our total expenses for this period were $320,642, driven primarily by Advertising and Marketing expenses of $161,028 and $108,525 in Interest on Bonds, resulting in a $319,835 loss for the period.

Liquidity and Capital Resources

As of December 31, 2025, we had total of $7,939,037 in Compound Bonds outstanding (principal and interest), but only $7,619,202 in assets (consisting of $1,078,025 in cash and cash equivalents held in our own name, $5,367,878 in cash and cash equivalents held in a bank account in the name of an affiliate, and $1,509,807 invested in U.S. Treasury Bonds) with which to satisfy potential redemptions of Compound Bonds and other liabilities.

As of December 31, 2025 and the date of this report, the Company has not yet generated revenues sufficient to cover the compounding interest on its Compound Bonds. The Company has been and will continue to be dependent on the monies raised via its Regulation A offering to fund its operations until it has made investments which generate sufficient revenue. We do not have any external sources of capital, other than advances from CH, which is under no obligation to advance us any funds. The Company has been and will continue to be dependent on the monies raised via its Regulation A offering to fund its operations until it has made investments which generate sufficient revenue. However, the Company cannot provide any assurances that its plans will achieve success even if this amount of funding is raised.

The Company currently has no binding agreements, arrangements, or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. As such, in order for us to close successfully on additional investments we will need to either raise sufficient additional funds in the offering or be able to borrow adequate funds.

Going Concern

The Company’s consolidated financial statements have been prepared assuming that the Company will continue as a going concern. However, the Company has not yet generated sufficient revenues to be able to pay all principal and interest due on its issued bonds, and there is no assurance that the Company will succeed in doing so. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

We cannot assure you that our existing assets will generate enough revenue to pay all bonds in full. Additionally, should demand for redemptions exceed our ability to meet such demand with ready reserves, we will be dependent on Compound Real Estate Holdings, Inc. (“CH”) to provide capital for our operations. CH, however, is under no obligation to advance any funds. The consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Contingent Liabilities

We may be subject to lawsuits, investigations, and claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy. There were no contingent liabilities as of December 31, 2025.

Income Taxes

Compound Bonds will receive interest income. At the end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT. These will need to be filed in accordance with the United States Tax Code. Investor’s tax situations will likely vary greatly, and all tax and accounting questions should be directed towards a certified public accountant.

As of December 31, 2025, we had no projected federal or state income tax expense.

Off-Balance Sheet Arrangements

As of the date of this Semi-Annual Report. we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our Members or investors.

Significant Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or “GAAP.” The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are fully described in Note 3 to our financial statements appearing elsewhere in this report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Trends & Uncertainties

The Company is currently focused on managing and optimizing its existing portfolio of real estate and real estate-related debt investments. Our strategy continues to emphasize value investing — acquiring and holding real estate assets and debt instruments at prices below our assessment of their intrinsic value — but our primary emphasis has shifted to asset performance, risk management, and preservation of investor capital now that the initial offering has concluded.

Current U.S. real estate market dynamics continue to shape our outlook. High housing costs, affordability pressures, and ongoing credit constraints support the long-term demand for rental housing, while select opportunities remain in commercial and multifamily markets. The Company believes that disciplined asset management and selective opportunistic acquisitions can help maintain value for bondholders.

Because our bonds remain payable on demand, a continuing uncertainty for the Company is the balance between investor redemption requests and the liquidity profile of our real estate assets. While we maintain reserves to help manage withdrawals, there is a risk that redemption requests may exceed available liquid assets, which could force us to borrow or liquidate properties on unfavorable terms. This mismatch between liquid liabilities and less liquid assets remains the most significant operational risk factor for the Company. Should demand for redemptions exceed our ability to meet such demand with ready reserves, it will have a material effect on our ability to operate.

Item 2. Other Information

None.

Item 3. Financial Statements

Compound Real Estate Bonds II, Inc.

Updated Consolidated Financial Statements (Unaudited)

For the Six Months Period Ended December 31, 2025

COMPOUND REAL ESTATE BONDS II, INC.

Compound Real Estate Bonds, Inc.

Consolidated Balance Sheet (Unaudited)

	As of 31 Dec’25	As of 31 Dec’24
Assets
Cash & Cash Equivalents	$962,625	$-
Accounts Receivable	$5,146,770	$-
Investments	$1,509,807	$-
TOTAL ASSETS	$7,619,202	$-

LIABILITIES AND SHAREHOLDER’S EQUITY

Liabilities
Accrued Interest	$98,726	$-
Compound Bonds	$7,840,311	$-
Total Liabilities	$7,939,037	$-

Shareholder’s Equity
Common Stock	$-	$-
Additional Paid-in Capital	$-	$-
Drawings	$-	$-
Retained Earnings	$(319,835)	$-
Total shareholder’s Equity	$(319,835)	$-

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$7,619,202	$-

The accompanying notes are an integral part of these consolidated financial statements.

Compound Real Estate Bonds, Inc.

Consolidated Statement of Operations (Unaudited)

	For the Period Jun’25 - Dec’25	For the Period Jun’24 - Dec’24
Operating Expenses
Legal	$27,687	$-
Other General and Administrative	$41	$-
Other Professional	$10,000	$-
Advertising and Marketing	$161,028	$-
Software & Subscriptions	$13,361	$-
Interest on Bonds	$108,525	$-
Total Operating Expenses	$320,642	$-

Other Incomes
Interest on Other Investments	$310	$-
Dividends on Other Investments	$497	$-
Total Other Incomes	$807	$-

Loss Before Income Taxes	$(319,835)	$-

Less Provision for Income Taxes	$-	$-

Net Loss	$(319,835)	$-

Basic and Dilutive Net Loss Per Share	$(319,835)	$-
Basic and Dilutive - Weighted average number of common shares outstanding	1.00	1.00

The accompanying notes are an integral part of these consolidated financial statements.

Compound Real Estate Bonds, Inc.

Consolidated Statement of Changes in Shareholder’s Equity (Unaudited)

	Common Shares	Common Stock, Par $0.0001	Additional Paid in Capital	Accumulated Deficit	Total
Balance at June 30, 2025	-	$-	$-	$-	$-

Net loss	-	$-	$-	$(319,835)	$(319,835)

Balance at December 31, 2025	-	$-	$-	$(319,835)	$(319,835)

The accompanying notes are an integral part of these consolidated financial statements.

Compound Real Estate Bonds, Inc.

Consolidated Statement of Cash Flows (Unaudited)

	For the Period Jun’25 - Dec’25	For the Period Jun’24 - Dec’24
Cash Flow from Operating Activities
Net Income (Loss)	$(319,835)	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Increase in current liabilities	$98,726	$-
Decrease in current assets	$(5,146,770)	$-

Net cash provided by Operating Activities	$(5,367,878)	$-

Cash flow from Investing Activities
Payments for Investments	$(1,509,807)	$-

Net cash provided by Investing Activities	$(1,509,807)	$-

Cash flow from Financing Activities
Shareholder’s contributed capital	$-	$-
Net Receipts from issuing bonds	$7,840,311	$-
Net cash provided by Financing Activities	$7,840,311	$-

Net change in Cash & Cash Equivalents	$962,626	$-

Cash & Cash Equivalents at beginning of period	$-	$-

Cash & Cash Equivalents at end of period	$962,626	$-

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Compound Real Estate Bonds II Inc., a Florida corporation (the “Company”), was formed to issue debt bonds for the purpose of raising capital to invest in a diversified portfolio of real estate-backed loans and mortgages. The Company conducts its lending and investment activities through its wholly owned subsidiary, Compound Lending II LLC (“CLL II”), which originates and invests in real estate mortgage loans. The Company and its wholly owned subsidiary, CLL II, commenced revenue-generating operations during the reporting period through their portfolio of real estate-backed investments. Revenue is primarily derived from interest income generated from real estate-backed mortgage loans and, to a lesser extent, investments in government securities, including U.S. Treasury Bills. The Company’s principal executive office is located at 1185 Avenue of the Americas, 3rd Floor, New York, NY 10036, United States.

The Company’s fiscal year-end is June 30th.

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has just commenced operations, and its revenue generated to date is not sufficient to cover the current obligations related to the Company’s issued monetary bonds, specifically the ongoing redemptions of principal and payments of accrued interest. As of December 31, 2025, the Company incurred losses of $319,835. The Company has not yet generated sufficient revenues to be able to pay all principal and interest due on its issued bonds, and there is no assurance that the Company will succeed in doing so.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America or (“U.S. GAAP”) as found in the Accounting Standards Codification (“ASC”), the Accounting Standards Update(“ASU”) of the Financial Accounting Standards Board (“FASB”) and are expressed in US Dollars. Significant accounting policies applicable to the Company are summarized as follows:

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of reporting within the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid securities purchased with a maturity of 90 days or less to be cash and cash equivalents.

Related party disclosures

Under ASC 850 “Related Party Transactions” an entity or person is considered to be a “related party” if it has control, significant influence or is a key member of management personnel. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company in accordance.

With the standard ASC 850 presents disclosures about related party transactions and outstanding balances with related parties, see Note 9.

Fair value of financial instruments

In accordance with ASC 820 ‘‘Fair Value Measurement” the Company categorizes financial instruments in a ‘fair value hierarchy’. The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The following are the three categories related to the fair value measurement of such assets or liabilities:

●	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date, it holds a position in a single asset or liability and the asset or liability is traded in an active market.

●	Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs are derived principally from or corroborated by observable market data by correlation or other means (‘market-corroborated inputs’).

●	Level 3 inputs are unobservable for the asset or liability. An entity develops unobservable inputs using the best information available in the circumstances, which might include the entity’s own data, taking into account all information about market participant assumptions that is reasonably available.

The Company has no financial instruments requiring hierarchy classification and disclosure.

Intangible Assets

In accordance with ASC No. 350-40, internal use software are Intangible assets that are not sold, leased or marketed but are acquired or internally developed to meet an entity’s internal needs. Such intangibles have an estimable useful life, are amortized over this period and reviewed for impairment if impairment indicators arise. Accordingly, amortization of the asset is determined from the date it is placed in service. The Company spent on developing the software to facilitate the issuance of bonds to clients.

Income taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets of the Company relate primarily to operating loss carryforwards for federal income tax purposes. A full valuation allowance for deferred tax assets has been provided because the Company believes it is not more likely than not that the deferred tax asset will be realized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods.

The Company periodically evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of December 31, 2025, the Company has not established a liability for uncertain tax positions.

Share capital

In accordance with ASC 505 “Equity” the Company considers an equity instrument to be any contract that evidences a residual interest in the assets of an entity after deducting all its liabilities. The Company’s common shares are classified as equity instruments. Incremental costs directly attributable to the issuance of new shares are recognized in equity as a reduction from the gross proceeds received from the issued shares. Share capital is reported on the balance sheet and statement of changes in shareholder’s equity.

Principles of Consolidation

The consolidated financial statements present balances of the Company. In accordance with ASC Topic 810 “Consolidation”, intercompany accounts and transactions would be eliminated in consolidation.

Basic and diluted earnings per share

Under ASC 260 “Earnings Per Share”, public companies shall present basic and diluted per-share amounts for income from continuing operations and for net income on the face of the income statement with equal prominence. The Company presents this information accordingly, because it is qualified by the SEC for a Regulation A offering, which allows it to raise capital of up to $75 million from the issuance of bonds. Basic EPS shall be computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Shares issued during the period and shares reacquired during the period shall be weighted for the portion of the period that they were outstanding. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The Company had no dilutive instruments on June 30, 2025, or December 31, 2025, and therefore the basic and dilutive loss per share on the statement of operations are the same, at an amount of $0 and $319,835 respectively.

Recently issued accounting standards

In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments - Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The standard also requires additional disclosures related to significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity’s portfolio. Operating lease receivables are excluded from the scope of this guidance. The amended guidance is effective for the Company for fiscal years, and interim periods within those years, beginning January 1, 2023. As a result of the amendments in ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the impairment model is no longer based on an impairment being other-than-temporary. We regularly review investment securities for impairment. For debt securities, if we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before recovery of our amortized cost, we evaluate qualitative criteria, such as the financial health of and specific prospects for the issuer, to determine whether we do not expect to recover the amortized cost basis of the security.

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future consolidated financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

NOTE 4. CONCENTRATION AND CREDIT RISK

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash. Cash deposits are maintained with a financial institution in the USA that is credit worthy. The Company maintains all cash with a bank insured up to $250,000 by the Federal Deposit Insurance Corporation. At inception, the Company adopted a policy to closely monitor economic and regulatory conditions as it relates to federally uninsured balances, to promptly mitigate risks. No deposits were held with a financial institution in excess of federally insured limits on December 31, 2025, and during the reporting periods.

NOTE 5. ACCOUNTS RECIVABLE

Accounts Receivable consists primarily of deposits in transit and amounts due from related parties. Deposits in transit represent customer receipts not yet received at the reporting date. Related party balances represent investor funds received and held on behalf of the Company that have not yet been transferred to the Company as of the reporting date.

NOTE 6. INCOME TAXES

The Company’s tax expense differs from the “expected” tax expense for Federal and State income tax purposes (computed by applying the United States Federal tax rate of 21% and the State tax rate of 4.5% to income before taxes), as follows:

	For the Periods Ending December 31, 2025 & June 30, 2025
	July’25 - Dec’25	Inception - June 30, 2025
Income tax expense (credit) at statutory rate	$(81,558)	$-
Less nontaxable capital gain	$-	$-
Increase in valuation allowance	$81,558	$-
Income tax expense per books	$-	$-

The tax effects of the temporary differences between reportable consolidated financial statement income and taxable income are recognized as deferred tax assets and liabilities.

The tax effect of significant components of the Company’s deferred tax assets and liabilities on June 30, 2025 and December 31, 2025, are estimated to be as follows:

	For the Periods Ending December 31, 2025 & June 30, 2025
	July’25 - Dec’25	Inception - June 30, 2025
NOL Carryover	$81,558	$-
Valuation allowance	$(81,558)	$-

NOTE 7. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceedings arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

NOTE 8. RELATED PARTIES

CBI’s corporate office address is 1185 Avenue of the Americas 3rd Floor, New York, NY 10036, United States, it is leased by Compound Administrative Services LLC (“CAS”) a related party by common ownership. CAS permits the Company to use this office without charge. It was determined that the current use of the has no material fair value, in consideration that CBI has no employees, operations or physical assets that occupy the premises and presently uses the location as a business address.

Related party debt is due on demand and does not bear interest.

All the expenses incurred by CAS on behalf of CREB II amounting to $71,640 between July 01, 2025 and December 31, 2025 were paid as of December 31, 2025, and are summarized as follows:

Expenses	CAS
Management Fees	$10,000
Legal fees	$27,037
Marketing & Advertising	$27,394
Dues & Subscriptions	$7,209
Total	$71,640

The Company formed CLL II on July 11, 2025. The company intends for CLL II to operate as a lender of residential and commercial mortgages, a role directly related to the Company’s business objectives as an investor in mortgage-backed securities. CLL II has not yet begun operations and has no balances to report on December 31, 2025

NOTE 9. SUBSEQUENT EVENTS

The Company has evaluated the consolidated financial statements for subsequent events through December 31, 2025, the date these consolidated financial statements were available to be issued. Management is not aware of any events that have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

Item 4 Exhibits

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Certificate of Incorporation*
2.2	Bylaws*
3.1	Form of 8.5% Demand Bond*
4.1	Form of Bond Purchase Agreement (for Bonds purchased with cash)*
4.2	Form of Bond Reward Subscription Agreement (for Bond Rewards)*
4.3	Form of Compound Bond Auto-Invest Program information*
6.1	Administrative Services Agreement dated July 16, 2025 by and between Compound Administrative Services LLC and Compound Real Estate Bonds II, Inc.*

*	Previously filed with the preliminary offering circular dated August 29, 2025, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, New York, on March 31, 2026.

Compound Real Estate Bonds II, Inc.

By	/s/ Inderjit Tuli
Inderjit Tuli, Chief Executive Officer

This report been signed by the following persons in the capacities and on the dates indicated.

Name	Positions	Date

/s/ Inderjit Tuli	Chief Executive Officer, President and director	March 31, 2026
Inderjit Tuli	(principal executive officer)

/s/ Harminder Singh Burmi	Senior Vice President, Chief Financial Officer and director	March 31, 2026
Harminder Singh Burmi	(principal financial and accounting officer)